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                                                           EXHIBIT NUMBER 99(ii)



                           Northern Trust Corporation
                         Corporate Governance Guidelines
                           Effective February 18, 2003

     These Corporate Governance Guidelines (these "Guidelines") were adopted by the Board of Directors (the "Board") of Northern Trust Corporation (the "Corporation") on February 18, 2003 and supersede the corporate governance guidelines adopted by the Board on May 16, 2000.

A.   Composition of the Board of Directors

     1. Size. In recent years, the Board has had between 12 and 16 members. A size in this range makes the Board large enough to allow for a diversity of perspectives and backgrounds without being so large as to impede effective discussion. The quality of the individuals serving and the overall balance of the Board is more important than the precise number of members. The Corporate Governance Committee periodically reviews the size of the Board, and these considerations could lead the Corporate Governance Committee to recommend to the Board, from time to time, a Board outside this range.

     2. Independence. A majority of the Board consists of "independent directors," as defined under Nasdaq rules. The Board would not expect to have more than one or two employee directors except in unusual circumstances, such as during a transition in leadership.

     3. Retirement. No director may stand for election to the Board after his or her 72nd birthday. It is also expected that employee directors will resign from the Board at the time they resign or retire from the Corporation.

     4. Change of Job Responsibility. Independent directors who change the primary position they held when they were elected to the Board will promptly advise the Corporate Governance Committee of the change for review and recommendation to the Board. It is not the sense of the Board that in every instance directors who retire from or change the primary position they held when they came on the Board should necessarily leave the Board. The Board should, however, have an opportunity through the Corporate Governance Committee to review the continued appropriateness of Board membership under the circumstances.

     5. Candidates. The Board as a whole is responsible for selecting candidates for director. The Corporate Governance Committee is responsible for screening and recommending candidates. In discharging this responsibility, the Committee considers the nature of the expertise and experience required for the performance of the duties of a director of a corporation engaged in the Corporation's business and such matters as the relevant business and industry experience, professional background, age, current employment, community service and other board service of candidates for directors, as well as the racial, ethnic and gender diversity of the Board. The Corporate Governance Committee seeks to identify, as candidates for director, persons with a reputation for integrity and good business judgment who have experience in positions with a high degree of responsibility, are leaders in the organizations with which they are affiliated, and are free from conflicts of interest that could interfere with a director's duties to

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the Corporation and its stockholders. The Corporate Governance Committee also monitors the mix of skills and experience of the directors in order to assess whether the Board has the necessary tools to perform its oversight function effectively.

     6. Term Limits. Although the Corporate Governance Committee will consider length of service in recommending candidates for re-election, the Board does not believe that adopting a set term limit for directors serves the interests of the Corporation.

     7. Service on Other Boards. The Board does not believe that fixing a specific limitation on the number of directorships a member of the Board may hold serves the interests of the Corporation. The Board recognizes that service on too many boards may interfere with the ability of a director to perform his or her responsibilities as a director, and the Corporate Governance Committee will take into account the competing demands on a person's time in deciding whether or not to recommend to the Board such person's nomination or renomination as a director.

     8. Leadership. The Board should remain free to configure leadership of the Board and the Corporation in the way that best serves the Corporation's interests at the time and, accordingly, has no fixed policy with respect to combining or separating the offices of Chairman and CEO.

     9. Compensation. Director compensation should be set by the Board. The Compensation and Benefits Committee, with the assistance of the Corporation's staff, reviews the amount and composition of director compensation from time to time and makes recommendations to the Board when it concludes changes are needed. In recommending director compensation, the Compensation and Benefits Committee considers the potential negative effect on director independence if director compensation and perquisites exceed customary levels.

B.   Responsibilities of Directors; Meeting Attendance and Preparation.

     1. General Responsibilities of Directors. Directors are expected to exercise their business judgment in good faith and in what they reasonably believe to be the best interests of the Corporation and its stockholders. In discharging those obligations, directors should be entitled to rely on the honesty and integrity of the Corporation's senior management and outside advisors and auditors.

     2. Indemnification. Directors shall be entitled to indemnification to the fullest extent permitted by law and by the Corporation's charter and By-laws and to exculpation as provided by state law and by the Corporation's charter. Directors shall also be entitled to have the Corporation purchase reasonable directors' and officers' liability insurance on their behalf.

     3. Agendas. The Chairman of the Board is responsible for setting and circulating in advance an agenda for each meeting. Any director may suggest items for inclusion on the agenda or may raise, at any Board meeting, subjects that are not on the agenda for that meeting. The Board expects that meeting agendas will include on a regular basis a review of financial performance and a review of the Corporation's business strategies and practices.

     4. Meeting Attendance and Preparation. Directors are expected to attend Board meetings and to spend the time needed to discharge their responsibilities as directors. Materials

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with respect to matters on which action is expected to be taken are circulated to the Board at least several days in advance of the meeting whenever possible, and directors are expected to review these materials in advance of the meeting. Financial reports, certain Committee minutes and other background materials are also circulated in advance of the meeting and during months when the Board is not scheduled to meet.

     5. Executive Sessions of Non-Management Directors. The non-management members of the Board meet, without management, at regularly scheduled executive sessions which may take place after a regularly scheduled meeting of the full board.

     6. Access to Employees. The Board expects that senior officers of the Corporation will regularly attend Board and Committee meetings, present proposals and otherwise assist in the work of the Board. Members of the Board have direct access to any of the Corporation's employees.

     7. Authority to Engage Advisors. The Board has the power to hire independent legal, financial or other advisors as it deems necessary, without consulting or obtaining the approval of any officer of the Corporation in advance, and the Corporation will pay any fees and expenses incurred in connection with the engagement.

C.   Committees of the Board.

     1. Numbers and Composition of Committees. The Corporation will have at all times Audit, Corporate Governance, and Compensation and Benefits Committees. The Corporation also has Business Risk, Business Strategy, and Executive Committees. The responsibilities of each Committee and any membership requirements are contained in the Corporation's By-laws and, in the case of the Audit Committee, a charter approved by the Board. The Corporation complies with all applicable Nasdaq rules and regulatory requirements concerning the membership of the Audit Committee, including those with respect to the independence of the directors who serve on that Committee. Employees of the Corporation do not serve on any of the Committees other than the Executive Committee, although the staff work needed for each Committee is coordinated by a designated officer of the Corporation. The Corporate Governance Committee reviews the Committee structure of the Board and the membership of the various Committees at least annually and makes recommendations for any changes to the Board.

     2. Committee Chairmen and Membership. The Board believes that Committee assignments should be based on the director's knowledge, interests and areas of expertise. The Chairmanship of all Committees, other than the Executive Committee which the Chief Executive Officer will normally chair, should change at least every five years. There should also be a regular rotation in the membership of the Committees, balancing in each case the need for fresh perspective with the need for experience and continuity.

     3. Committee Meeting Procedures. The Committee Chairman, in consultation with the Committee members, determines the frequency of Committee meetings. Directors are expected to attend meetings of the Committees on which they sit and to spend the time needed to discharge their responsibilities as members of those Committees. The agenda and any background materials for Committee meetings may be developed in consultation with Committee members, management, or the executive officer responsible for supporting the

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Committee and are circulated in advance of a meeting whenever practical.
Committee members are expected to review these materials in advance of the meeting. The Committee Chairmen report to the Board after each meeting, and minutes of the Committees are circulated to the Board.

D.   Role with Respect to Management.

     1. Evaluation of Senior Officers. A key responsibility of the Board is to monitor the performance of the CEO and, in consultation with the CEO, the performance of other senior officers. The Compensation and Benefits Committee conducts a formal review annually and reports to the Board.

     2. Succession Planning. The CEO discusses succession planning annually with the Compensation and Benefits Committee and, together with the Chairman of that Committee, reviews the discussion with the Board.

     3. Communication. Management speaks for the Corporation. Inquiries from institutional investors, the press and others should be referred to the CEO or other appropriate officers. Individual directors may from time to time meet with various constituencies of the Corporation, but the Board expects that this would be done only with its concurrence or that of management.

E.   Director Orientation

     All new directors are required to participate in an orientation program, which is generally conducted within four months of each annual meeting at which new directors are elected. The orientation program includes the introduction of the new directors to the Corporation's principal officers and presentations by senior management to familiarize new directors with the Corporation's strategic plans and business units and generally includes a visit to the Corporation's headquarters.

F.   Periodic Evaluation of Guidelines

     The Corporate Governance Committee of the Board reviews and reassesses these Guidelines periodically and submits any recommended changes to the Board for its approval.

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